Exhibit 7.2

AMENDED SCHEDULE A

TO INVESTMENT ADVISORY AGREEMENT

DATED JULY 1, 2008

BETWEEN

INLAND INVESTMENT ADVISORS, INC (“Adviser”)

 INLAND WESTERN RETAIL REAL ESTATE TRUST, INC. (“Client”)

1.                                       This Schedule A may be amended from time to time by Adviser upon 30 days’ written notice to Client.

2.             Fee Schedule as of JULY 1, 2008:

Client shall pay or cause to be paid to Adviser as remuneration for its services under this Agreement a percent per annum based on the schedule below as an investment management fee on all assets under management.

A.            as an investment management fee on all equity assets under management:

•                  from $1,000,000 - $5,000,000 fee is 1 percent (1.0%) of assets

•                  from $5,000,001 - $10,000,000 fee is 85 basis points (.85%) of assets

•                  from $10,000,001 - $25,000,000 fee is 75 basis points (.75%) of assets

•                  from $25,000,001 - $50,000,000 fee is 65 basis points (.65%) of assets

•                  from $50,000,001 - $100,000,000 fee is 60 basis points (.60%) of assets

•                  over $100,000,000 fee is 50 basis points (.50%) of assets

3.             In addition, Client will be responsible for any third party fees and charges as described in Section 11 of the Agreement.   The fee will be computed and due monthly based on the average daily net asset value.   The fee will be deducted from cash available in the account, and if there is no cash available, asset(s) will be sold in an amount equal to the payment due.